Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: August 16, 2023

The following is the full transcript of an interview made available by https://www.proactiveinvestors.com/ on August [16], 2023.

Steve Darling, Proactive Investors (00:06):

All right. Welcome back inside our Proactive Newsroom. And joining me now is Vince Capone. He is the General counsel for Spectral MD Holdings. And Vince, welcome back. Good to see you again.

Vince Capone, Spectral MD Holdings, Ltd. (00:15):

Likewise, Steve. Good to see you.

Darling (00:17):

So I saw some news out from the company, this was that the Rosecliff Acquisition Corp has filed a Form 424. So I know there’s a lot of technical stuff involved in this and that’s why we wanted to do this interview so everyone sort of understands and everyone’s on the same page. So maybe you can talk a little bit about what that means for Spectral MD.

Capone (00:39):

Sure. So Steve, actually, the filing of that form really is triggered by our S-4 with Rosecliff going effective after the close of the market on Friday. So that actually is the trigger for them to send out their notice of proxy and their shareholder solicitation for their shareholder meeting to actually approve the transaction.

Darling (01:06):

Okay. Let’s take a step back and just so everyone understands the transaction itself, let’s talk about that specifically. I know you’ve been working on it quite a bit and it’s been in your brain a lot, so maybe just remind everyone a little bit about the transaction itself.

Capone (01:20):

Sure, sure. So our approach is to do a complete a de-SPAC merger with Rosecliff Acquisition Corp, where we are the surviving entity. We’ll become a holding company of Rosecliff. Rosecliff is going to change their name to Spectral AI, and our ticker will be changed on NASDAQ from RCLF to MDAI, the transaction once we’ve received the SEC clearance. That’s really the last major hurdle for us in this transaction. We’re quite excited when we got the news that we had cleared the SEC examiner’s review and Rosecliff was able to file its Form 424 Monday morning. And so at this point, we’re really looking at advancing the ball for their shareholder meeting and ours to complete the transaction in early September.

Darling (02:18):

And Vince, maybe you can just let people know this is quite common to have a couple of these things going back and back with the transition of this type. So are you expecting any other changes at all now that the SEC has made that filing? Is this the one that’s going to go ahead then?

Capone (02:34):

Yeah, yeah, that’s a good point. These transactions generally take three to four months to complete, and the SEC has done three reviews of our joint S-4 filing. Really with Rosecliff, it’s their filing, but obviously a lot of it talks about us, it’s commonplace. I actually think we got through the process in a little bit of an expedited fashion, but at this point we’re excited that we’ve cleared SEC and we’re looking at a short window to hold their shareholder meeting to hold ours and to complete the transaction. So we can list on NASDAQ, our goal is September 8th, and then we would de-list from the AIM market at the same time.

Darling (03:23):

And that shareholder meeting, as you mentioned, is going to happen fairly quickly, right?

Capone (03:27):

Yeah, ours is actually lined up to be held on August 31st. We’re going to send out a notice to our shareholders tomorrow of the annual meeting. And then we’re also going to, Rosecliff is going to hold their shareholder meeting on September 6th. We should have everything in order after their meeting. So we will be in a good place and we anticipate listing on Nasdaq, say September 8th or maybe the start of the market opening on September 11th, Monday.

Darling (04:00):

All right. Well, it’s an exciting time for you and the team. I know this has been a lot of hard work that you’ve put in and your team as well. So congratulations on this and we’ll continue to follow the situation as it goes forward. Okay.

Capone (04:10):

Thanks very much, Steve. Appreciate it.

Darling (04:12):

All right. Good stuff. There’s Vince Capone, the General Counsel for Spectral MD Holdings.